UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) December 21, 2016



Winnebago Industries, Inc.

(Exact Name of Registrant as Specified in its Charter)

Iowa	**001-06403**	**42-0802678**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	**50436**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **641-585-3535**

_____
(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On December 21, 2016, Winnebago Industries, Inc. issued a press release to report financial results for the first quarter of Fiscal 2017 ended November 26, 2016. A copy of the press release is attached as Exhibit 99.1 and is incorporated by reference herein.

Exhibit 99.1 includes non-GAAP financial measures related to our operations. Certain of these non-GAAP measures may be discussed in our earnings conference call for the first quarter of Fiscal 2017. In addition, Exhibit 99.1 includes reconciliations of these GAAP to non-GAAP measures as well as an explanation of why these non-GAAP measures provide useful information to investors and how management uses these non-GAAP measures. These non-GAAP measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP and the financial results calculated in accordance with GAAP and reconciliations from our results should be carefully evaluated.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Press Release of Winnebago Industries, Inc. dated December 21, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.

Date:	December 21, 2016	By:	*/s/ Scott C. Folkers*
		Name:	Scott C. Folkers
		Title:	Vice President, General Counsel and Secretary



News Release

Contact: Ashis Bhattacharya - Investor Relations - 641-585-6414 - abhattacharya@wgo.net

Media Contact: Sam Jefson - Public Relations Specialist - 641-585-6803 - sjefson@wgo.net

WINNEBAGO INDUSTRIES ANNOUNCES FIRST QUARTER FISCAL 2017 RESULTS

-- Completed Acquisition of Grand Design --

-- Continued Strong Growth Trajectory In Both Grand Design and Winnebago Branded Towable Products --

FOREST CITY, IOWA, December 21, 2016 - Winnebago Industries, Inc. (NYSE:WGO), a leading United States recreation vehicle manufacturer, today reported financial results for the Company's first quarter of Fiscal 2017.

First Quarter Fiscal 2017 Results

Revenues for the Fiscal 2017 first quarter ended November 26, 2016, were $245.3 million, an increase of 14.5%, compared to $214.2 million for the Fiscal 2016 period. Operating income was $18.4 million for the current quarter, an improvement of 44.2% compared to $12.8 million in the first quarter of last year. Fiscal 2017 first quarter net income was $11.7 million, or $0.42 per diluted share, an increase of 37.2% compared to $8.6 million, or $0.32 per diluted share, in the same period last year.

Consolidated revenues improved year-over-year due primarily to strong growth in the Company's Towable business - which benefited from three weeks of sales from Grand Design, contributing $25.8 million during the quarter, as well as continued organic growth in the Winnebago-branded Towable business which grew 44% - slightly offset by a modest decline in Motorized revenues. First-quarter gross margin was steady, year over year.

President and Chief Executive Officer Michael Happe commented, "We are off to a strong start in 2017 as we continue to implement our plan to transform Winnebago, competing more effectively in the market and delivering increased profitability. We successfully completed the acquisition of Grand Design, significantly expanding our penetration within the fast-growing Towable market and creating a broader and more balanced portfolio well-positioned to capitalize on the opportunities across the RV market. Our Towable segment delivered continued strong organic growth for the quarter and we are now even better positioned to compete in this attractive market with the addition of Grand Design's leading product portfolio. In our Motorized business, retail registrations were up and our backlog increased versus the end of the prior quarter; we are focused on driving greater and more consistent product quality and customer service. Looking ahead, we are excited to continue the momentum we have achieved in building Winnebago into a true full-line RV leader. I would like to thank all of our Winnebago employees for their hard work during the quarter and welcome the Grand Design team to our Company."

Significant items impacting income before income taxes in the first quarter of Fiscal 2017:

- Postretirement health care benefit income: the Company's decision to terminate its postretirement health care plan effective January 1, 2017 positively impacted the quarter by $12.8 million or $.31 per diluted share, net of tax, compared to prior year postretirement health care benefit income of $1.3 million or $.03 per diluted share, net of tax.
- Grand Design acquisition related expenses:
  - transaction costs related to the Grand Design acquisition were $5.5 million, or $.13 per diluted share, net of tax
  - amortization expense related to the definite-lived intangible assets acquired was $2.1 million, or $.05 per diluted share, net of tax

- interest expense associated with the newly established outstanding debt to help fund the acquisition of $1.1 million, or $.03 per diluted share, net of tax.

Excluding these items as well as depreciation expense, consolidated adjusted EBITDA (a non-GAAP measure) was $14.7 million compared to $12.8 million last year, an increase of 14.8%.

As a result of the Company's acquisition of Grand Design and continued growth of the Winnebago-branded Towable business, the Company is now reporting results for the Motorized and Towable segments.

Motorized

Revenues for the Motorized segment were $195.1 million for the quarter, down 1.1% from the previous year, reflecting the impact of the Company's exit from its aluminum extrusion business which contributed $5 million in revenue in the first quarter of Fiscal 2016. Segment Adjusted EBITDA was $10.0 million, down 14.6% from the prior year, primarily driven by incrementally higher expenses related to workers compensation and costs associated with ramp-up of the Company's Junction City, Oregon production facility.

Towable

Revenues for the Towable segment were $50.2 million for the quarter, up 197.2% from the previous year, driven by the addition of $25.8 million in revenue from the Grand Design acquisition and strong organic growth from Winnebago-branded Towable products. Segment Adjusted EBITDA was $4.7 million, up 340% from the prior year.

Balance Sheet

As of November 26, 2016, the Company had a debt balance of $342.3 million ($353 million of debt, net of debt issuance costs of $10.7 million) and working capital of $144.9 million. The debt to equity ratio was 86.1% and the current ratio was 2.1 as of the end of the quarter.

Conference Call

Winnebago Industries, Inc. will conduct a conference call to discuss first quarter Fiscal 2017 results at 9:00 a.m. Central Time today. Members of the news media, investors and the general public are invited to access a live broadcast of the conference call via the Investor Relations page of the Company's website at http://investor.wgo.net. The event will be archived and available for replay for the next 90 days.

About Winnebago

Winnebago is a leading U.S. manufacturer of recreation vehicles under the Winnebago and Grand Design brands, which are used primarily in leisure travel and outdoor recreation activities. The Company builds quality motorhomes, travel trailers and fifth wheel products. Winnebago has multiple facilities in Iowa, Indiana, Oregon and Minnesota. The Company's common stock is listed on the New York and Chicago Stock Exchanges and traded under the symbol WGO. Options for the Company's common stock are traded on the Chicago Board Options Exchange. For access to Winnebago's investor relations material or to add your name to an automatic email list for Company news releases, visit http://investor.wgo.net.

Forward Looking Statements
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. A number of factors could cause actual results to differ materially from these statements, including, but not limited to increases in interest rates, availability of credit, low consumer confidence, availability of labor, significant increase in repurchase obligations, inadequate liquidity or capital resources, availability and price of fuel, a slowdown in the economy, increased material and component costs, availability of chassis and other key component parts, sales order cancellations, slower than anticipated sales of new or existing products, new product introductions by competitors, the effect of global tensions, integration of operations relating to mergers and acquisitions activities, any unexpected expenses related to ERP, risks relating to the integration of our acquisition of Grand

Design including: risks inherent in the achievement of cost synergies and the timing thereof, risks related to the disruption of the transaction to Winnebago and Grand Design and its management, the effect of announcement of the transaction on Grand Design's ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties, risk related to compliance with debt covenants and leverage ratios, risks related to integration of the two companies and other factors. Additional information concerning certain risks and uncertainties that could cause actual results to differ materially from that projected or suggested is contained in the Company's filings with the Securities and Exchange Commission (SEC) over the last 12 months, copies of which are available from the SEC or from the Company upon request. The Company disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements contained in this release or to reflect any changes in the Company's expectations after the date of this release or any change in events, conditions or circumstances on which any statement is based, except as required by law.

# # #

Winnebago Industries, Inc.
Condensed Consolidated Statements of Income (Unaudited)
(In thousands, except percent and per share data)

	Quarter Ended			
	November 26, 2016		November 28, 2015	
Net revenues	$ 245,308	100.0 %	$ 214,223	100.0 %
Cost of goods sold	216,433	88.2 %	188,974	88.2 %
Gross profit	28,875	11.8 %	25,249	11.8 %
Operating expenses:				
Selling	5,870	2.4 %	5,015	2.3 %
General and administrative	9,906	4.0 %	8,820	4.1 %
Postretirement health care benefit income	(12,813)	(5.2)%	(1,345)	(0.6)%
Transaction costs	5,462	2.2 %	—	— %
Amortization of intangible assets	2,051	0.8 %	—	— %
Total operating expenses	10,476	4.3 %	12,490	5.8 %
Operating income	18,399	7.5 %	12,759	6.0 %
Interest expense	1,128	0.5 %	—	— %
Non-operating income	(87)	— %	(135)	(0.1)%
Income before income taxes	17,358	7.1 %	12,894	6.0 %
Provision for taxes	5,620	2.3 %	4,336	2.0 %
Net income	$ 11,738	4.8 %	$ 8,558	4.0 %
Income per common share:				
Basic	$ 0.42		$ 0.32	
Diluted	$ 0.42		$ 0.32	
Weighted average common shares outstanding:				
Basic	27,836		26,976	
Diluted	27,969		27,067	

Percentages may not add due to rounding differences.

Winnebago Industries, Inc.
Condensed Consolidated Balance Sheets (Unaudited)
(In thousands)

	Nov 26, 2016	Aug 27, 2016
ASSETS		
Current assets:		
Cash and cash equivalents	$ 25,584	$ 85,583
Receivables, net	81,762	66,184
Inventories	155,446	122,522
Prepaid expenses and other assets	10,561	6,300
Total current assets	273,353	280,589
Total property and equipment, net	66,703	55,931
Other assets:		
Goodwill	251,210	1,228
Other intangible assets, net	251,049	—
Investment in life insurance	26,653	26,492
Deferred income taxes	7,706	18,753
Other assets	6,021	7,725
Total assets	$ 882,695	$ 390,718
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 50,971	$ 44,134
Current maturities of long-term debt	7,578	—
Income taxes payable	3,541	19
Accrued expenses	66,377	48,796
Total current liabilities	128,467	92,949
Non-current liabilities:		
Long-term debt, less current maturities	334,742	—
Unrecognized tax benefits	2,066	2,461
Deferred compensation and postretirement health care benefits, net of current portion	19,961	26,949
Total non-current liabilities	356,769	29,410
Shareholders' equity	397,459	268,359
Total liabilities and shareholders' equity	$ 882,695	$ 390,718

Winnebago Industries, Inc.
Condensed Consolidated Statements of Cash Flows (Unaudited)
(In thousands)

	Three Months Ended	
	Nov 26, 2016	Nov 28, 2015
Operating activities:		
Net income	$ 11,738	$ 8,558
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	1,580	1,370
Amortization of intangible assets	2,051	—
Amortization of debt issuance costs	78	—
LIFO expense (income)	299	(90)
Stock-based compensation	821	623
Deferred income taxes	(1,613)	382
Postretirement benefit income and deferred compensation expenses	(12,471)	(777)
Other	(271)	(295)
Change in assets and liabilities:		
Inventories	(17,923)	(24,109)
Receivables, prepaid and other assets	16,080	7,366
Income taxes and unrecognized tax benefits	8,200	1,254
Accounts payable and accrued expenses	(7,977)	(1,375)
Postretirement and deferred compensation benefits	(742)	(970)
Net cash used by operating activities	(150)	(8,063)
Investing activities:		
Purchases of property, plant and equipment	(3,562)	(3,109)
Proceeds from the sale of property	—	5
Acquisition of business, net of cash acquired	(394,835)	—
Proceeds from life insurance	—	295
Other	901	(220)
Net cash used in investing activities	(397,496)	(3,029)
Financing activities:		
Payments for purchase of common stock	(1,318)	(705)
Payments of cash dividends	(3,185)	(2,730)
Payments of debt issuance costs	(10,758)	—
Borrowings on credit facility	353,000	—
Other	(92)	9
Net cash provided by (used in) financing activities	337,647	(3,426)
Net decrease in cash and cash equivalents	(59,999)	(14,518)
Cash and cash equivalents at beginning of period	85,583	70,239
Cash and cash equivalents at end of period	$ 25,584	$ 55,721
Supplemental cash flow disclosure:		
Income taxes paid, net	$ 121	$ 2,675
Non-cash transactions:		
Issuance of Winnebago common stock for acquisition of business	$ 124,066	$ —
Capital expenditures in accounts payable	$ 695	$ 826

Winnebago Industries, Inc.
Supplemental Information by Reportable Segment (Unaudited)

Motorized

	Quarter Ended					
	Nov 26, 2016	% of Revenue	Nov 28, 2015	% of Revenue	Change	
Net revenues	$ 195,125		$ 197,340		$ (2,215)	(1.1)%
Adjusted EBITDA	10,015	5.1%	11,724	5.9%	(1,709)	(14.6)%

Unit deliveries	Nov 26, 2016	Product Mix % [1]	Nov 28, 2015	Product Mix % [1]	Change	
Class A	666	33.3%	751	39.1%	(85)	(11.3)%
Class B	301	15.1%	239	12.4%	62	25.9 %
Class C	1,033	51.7%	931	48.5%	102	11.0 %
Total motorhomes	2,000	100.0%	1,921	100.0%	79	4.1 %

	As Of					
Backlog [2]	Nov 26, 2016		Nov 28, 2015		Change	
Units	2,286		2,412		(126)	(5.2)%
Dollars	$ 207,056		$ 222,055		$ (14,999)	(6.8)%

Dealer Inventory						
Units	4,330		4,115		215	5.2 %

Towable

	Quarter Ended					
	Nov 26, 2016	% of Revenue	Nov 28, 2015	% of Revenue	Change	
Net revenues	$ 50,183		$ 16,883		$ 33,300	197.2 %
Adjusted EBITDA	4,664	9.3%	1,060	6.3%	3,604	340.0 %

Unit deliveries	Nov 26, 2016	Product Mix % [1]	Nov 28, 2015	Product Mix % [1]	Change	
Travel trailer	1,509	75.0%	724	88.7%	785	108.4 %
Fifth wheel	503	25.0%	92	11.3%	411	446.7 %
Total towables	2,012	100.0%	816	100.0%	1,196	146.6 %

	As Of					
Backlog [2]	Nov 26, 2016		Nov 28, 2015		Change	
Units	6,475		312		6,163	NMF
Dollars	$ 214,178		$ 7,249		$ 206,929	NMF

Dealer Inventory						
Units	7,118		1,838		5,280	287.3 %

[1] Percentages may not add due to rounding differences.
[2] We include in our backlog all accepted orders from dealers to be shipped within the next six months. Orders in backlog can be canceled or postponed at the option of the dealer at any time without penalty and, therefore, backlog may not necessarily be an accurate measure of future sales.

Winnebago Industries, Inc.

<u>Non-GAAP Reconciliation</u>

The Company has provided non-GAAP financial measures, which are not calculated or presented in accordance with GAAP, as information supplemental and in addition to the financial measures presented in the accompanying news release that are calculated and presented in accordance with GAAP. Such non-GAAP financial measures should not be considered superior to, as a substitute for, or as an alternative to, and should be considered in conjunction with, the GAAP financial measures presented in the news release. The non-GAAP financial measures in the accompanying news release may differ from similar measures used by other companies.

The following table reconciles net income to consolidated Adjusted EBITDA.

(In thousands)	Quarter Ended	
	Nov 26, 2016	Nov 28, 2015
Net income	$ 11,738	$ 8,558
Interest expense	1,128	—
Provision for taxes	5,620	4,336
Depreciation	1,580	1,370
Amortization of intangible assets	2,051	—
EBITDA	22,117	14,264
Postretirement health care benefit income	(12,813)	(1,345)
Transaction costs	5,462	—
Non-operating income	(87)	(135)
Adjusted EBITDA	$ 14,679	$ 12,784

The Company has provided non-GAAP performance measures of EBITDA and Adjusted EBITDA as a comparable measure to illustrate the effect of non-recurring transactions occurring during the quarter and improve comparability of our results from period to period. EBITDA is defined as net income before interest expense, provision for income taxes, and depreciation and amortization expense. We believe EBITDA and Adjusted EBITDA provide meaningful supplemental information about our operating performance because they exclude amounts that we do not consider part of our core operating results when assessing our performance. These types of adjustments are also specified in the definition of certain measures required under the terms of our credit facility. Examples of items excluded from Adjusted EBITDA include the postretirement health care benefit results from terminating the plan and the transaction costs related to our acquisition of Grand Design RV.

Management uses these non-GAAP financial measures (a) to evaluate the Company's historical and prospective financial performance as well as its performance relative to competitors and peers as they assist in highlighting trends; (b) to measure operational profitability on a consistent basis; (c) in presentations to the members of our board of directors to enable our board of directors to have the same measurement basis of operating performance as is used by management in their assessments of performance and in forecasting and budgeting for our company; (d) to evaluate potential acquisitions; and, (e) to ensure compliance with covenants and restricted activities under the terms of our credit facility. We believe these non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry.